Exhibit 99.1

Abits Group Inc Secures Loan for Memphis Expansion, Doubling Mining Capacity by Early April 2025

Hong Kong, March 19, 2025 (GLOBE NEWSWIRE) — Abits Group Inc (the “Company”) (NASDAQ: ABTS), a bitcoin mining and related services company operating in the United States, announced today that its wholly owned subsidiary, Abit USA, Inc. (“Abit USA”), has secured a $3.0 million loan from an unrelated third party to fund the purchase of new Antminer S19XP machines for its new operational expansions in Memphis, Tennessee. The deployment of these miners is expected to be completed by the end of March or early April 2025, effectively doubling Abit USA’s mining capacity as it expands power capacity from the current 10MW to 22MW. As previously announced, the Memphis hosting facility is expected to come online in the second quarter of 2025. The loan, which carries a simple interest rate of 12% per annum, is secured by Abit USA’s assets located in Duff, Tennessee.

Additionally, the Company is pleased to announce that it has successfully renegotiated and secured improved terms under its Hosting Agreement with a service provider. The enhanced cash flows from this Memphis expansion are expected to contribute additional earnings at the EBITDA level over the next three years.

About Abits Group Inc

Abits Group Inc (formerly Moxian (BVI) Inc), a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Abits Group Inc is a new generation digital company, with self-mining operations in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Abits Group Inc

Investor Relations

ir@abitsgroup.com